Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate offering price of the related offerings is $8,000,000,000 (comprised of $400,000,000 of the Floating Rate Senior Notes Due 2029, $2,100,000,000 of the Fixed/Floating Rate Senior Notes Due 2029, $2,500,000,000 of the Fixed/Floating Rate Senior Notes Due 2031 and $3,000,000,000 of the Fixed/Floating Rate Senior Notes Due 2036).